Exhibit 99.1

Ituran Location and Control Ltd. announces the total number of Ituran’s shares repurchased.

Azour, Israel, February 25, 2008 – Further to its announcement on July 17, 2006 regarding the authorization by its Board of Directors of an ordinary share repurchase program that would allow the Company to repurchase, from time to time, up to $10 million of ordinary shares and further to its announcement on January 24, 2008, of an additional increase of the amount of the Program, to repurchase additional $10 million of ordinary shares of the Company, Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that the total number of Ituran’s shares repurchased as of the date hereof under the Program is 1,626,620 shares out of which 512,422 shares were purchased by its fully owned (100%) subsidiary. The size and timing of these purchases were based on a number of factors, including price and business and market conditions.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 444,000 subscribers distributed globally. Established in 1995, Ituran has approximately 900 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

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Ehud Helft
Kenny Green
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Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
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